Advaxis, Inc.

9 Deer Park Drive, Suite K-1

Monmouth Junction, NJ 08852

October 15, 2021

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: David Gessert

VIA EDGAR

Re:	Advaxis, Inc. - Withdrawal of Acceleration Request
Amendment No. 1 to Registration Statement on Form S-4
Filed October 13, 2021
File No. 333-259065

Dear Mr. Gessert:

Reference is made to our letter, filed as correspondence via EDGAR on October 14, 2021, in which the undersigned registrant, Advaxis, Inc. (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 4:00 p.m. Eastern time on October 15, 2021, or as soon thereafter as practicable (the “Effective Time”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very Truly Yours,

Advaxis, Inc.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	President and Chief Executive Officer

cc: Morgan, Lewis & Bockius LLP